

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2023

Nick King
Chief Executive Officer
VV Markets LLC
1717 E. Cary St.
Richmond, VA, 23223

VV Markets LLC

Re: VV Markets LLC
Offering Statement on Form 1-A
Post-qualification Amendment No. 14
Filed September 28, 2023
File No. 024-11306

Dear Nick King:

We have reviewed your amendment and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 14 to Offering Statement on Form 1-A filed September 28, 2023

Note 3 - Related Party Transactions, page F-51

1. Please revise to include an explanation for the series names that are accompanied by an asterisk.

General

2. We note your revised disclosure under your Series Offering Table on page VII, that Series' VV-RBV1, VV-AMW1, VV-MACAL6, and VV-SUPR2 have closed as of the date of this offering circular and, as a result, you have removed underlying asset description of these series on page 39. However, on page 150-151, you indicate that Series VV-MACAL6 has not yet closed. Please revise your Security Ownership of Management and Certain Securityholders table to reconcile or explain the inconsistencies.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Stephenson, Esq.